INVEST IN **RELAY ON DEMAND**

Relay solves the truck driver shortage and is the future driver of trucking


Relay
Truck Driver Shortage Solved.
RELAY

relayondemand.com Corona CA

Infrastructure | Technology | Software | Marketplace | B2B

LEAD INVESTOR



Micah Tsern Early Investors

As investors, my wife and I are always looking to diversify into various Income and Growth opportunities. Investing in an innovative technology-based start-up company should be in every investor's portfolio! Enter Relay on Demand. A technology application that solves supply chain needs while giving truck drivers the means for work...on their terms! Truly innovative! A Win-Win-Win Opportunity. A WIN for companies who can find available resources to get the job done...at their fingertips. A WIN for truck drivers who can obtain consistent work without sacrificing quality of lifestyle. A WIN for investors who can envision a technology platform aimed to scale nationally and become THE standard for the truck driving industry. That's why we invested in Relay on Demand. Come join us -, be apart of this unique opportunity!

Invested $72,000 this round & $40,000 previously

Highlights

1. 🚚 Relay solves the key problem in the $800B trucking industry
2. 🚚 $6M in sales to date.
3. 🚚 $10M ARR for 2022 (not guaranteed)
4. 🚚10,000+ app downloads with a 4.5 rating
5. 🚚 Relay creates a fully flexible driver workforce to sync with autonomous trucks

5. 🚚 Relay creates a fully flexible driver workforce to sync with autonomous trucks

6. 🚚 Demonstrated track record of tripling revenue year over year with a $1B+ growth potential.
7. 🚚 Led by a serial entrepreneur and team with strong trucking backgrounds and deep tech knowledge.

Our Team



Darrell Pickens CEO/CTO/Founder



Darrell Pickens grew up the son of a truck driver. He became a multi-patened engineer who spent a decade at a Fortune 500 company. He left this successful career to lead and build three companies, becoming a seasoned and experienced entrepreneur.

I care about the trucking community because as the son of a trucker, I felt the pain of missed birthdays and events. As the president of my own trucking company, I also felt of the pain of not having drivers for my trucks. It's time for a better way to improve the lives of truck drivers, small business owners, and positively impact their families.



Aaron Pickens Chief Marketing Officer

Accomplished, decisive, and knowledgeable digital marketing executive with over 10 years experience in innovative digital marketing strategies working for Google. Expertise; search engine marketing, media buying/planning and digital analysis



Josh Oberry Marketing and Operations Director



Sam Lay Carrier and Driver Support Manager



Scott Pesqueira Creative/Media Director



Christopher Van Malsen Senior Developer

Pitch


RELAY
The Problem
The Trucking Industry has an $800 billion driver shortage problem that severely constrains our supply chain.
Driver turnover is around 90–100% and they're leaving the industry in droves.
1 Truck Drivers
2 Carriers & Supply Chain
No Freedom or Flexibility
Forced Dispatch
Unhealthy lifestyle
Trucking Industry Problems
Asset Under-utilization & Financial Struggle:
On average, a carrier's truck sits without a driver 40% of the time, costing them >$120,000 in lost revenue
Poor Driver Retention
Supply Chain Issues

Trucking has an $800B driver shortage problem. Driver turnover is over 100% and they're leaving the industry in droves.

Most of us know or have a truck driver in the family as **truck driving is the most common job in 29 states**. Most drivers would say that they love driving, but hate the trucking lifestyle. 16 hour workdays, 6 days a week, 3-4 weeks away from home at a time all takes its toll on the driver and their families. Drivers have no freedom or flexibility in their lives. This isn't the life that drivers want to live - it's just the way the industry works today.

As the trucking industry continues to grow, so does the demand for drivers. In fact, over 1 million trucking companies are currently without the drivers they need to keep their trucks rolling and profitable. **On average, a company's truck sits without an available driver 40% of the time, costing them over $120,000 in lost revenue per year for every truck.** This not only leads to major asset utilization inefficiencies across the industry, but also puts a strain on trucking companies' bottom lines.

The driver shortage is a major problem for the trucking industry, and it is having a ripple effect throughout the economy. Companies are having to pay higher prices for shipping, and consumers are paying more for goods and services. The driver shortage has been a complex problem with no easy solution, until now.

We need a platform to bridge the gap between the needs of individual driver lifestyles and the carrier needs for better asset utilization.

The solution is Relay On Demand


RELAY
The Solution
In real-time, Relay simplifies and optimizes the process to instantly connect drivers with trucking companies who need a run covered to improve asset utilization and supply chain efficiencies.
Simply put, Relay ensures the right driver for the right run so trucks have zero downtime.
Relay is the sum of 3 parts:
The Drivers
Truck drivers who don't own their own truck
The Customers
Trucking companies/ carriers in need of qualified drivers
Powerful Technology
The Connector
Pitch Deck

What is Relay On Demand?

Relay is a revolutionary drivershare network where carriers share a pool of pre-vetted truck drivers who have the freedom to accept runs on their own schedule. On the surface you can say Relay is like the Uber for truck drivers. However, it goes beyond and does much more than just that.

Relay is the sum of 3 parts;

1. A network of drivers who don't own a truck,

2. A network of small-mid size carriers who need drivers

3. Our powerful technology platform.

Relay is the technology that enables all three to create a more efficient supply chain.

1. A network of truck drivers who do not own their own truck.

Until now, these drivers only had two options; go work for a company and lose control over their lifestyles or buy a truck to get flexibility as an owner-operator but bear all the costs and risks of trying to run a trucking business.

Relay created a better solution that allows drivers to have the freedom, flexibility, and earning power of an owner-operator but without the high costs and risks of owning their own truck.

These drivers use the Relay app to drive different carriers' trucks and pick up runs on their own schedule at pay rates they choose that work for their financial goals.

2.) A network of Small-midsize trucking companies who regularly need drivers.

Until now, these companies struggled to keep drivers in the seat as their only options were to use an expensive outdated staffing agency or hire a driver from a job board. This process takes months to fill and costs over $8,000 on average. With either way, the carrier is limited and could only operate in what we call **the old way; hiring one driver per truck** which leaves their truck sitting more than it was rolling because the truck was limited by the availability of just that one hired driver. If the driver couldn't work or quit, then the truck sat unused.

The new Relay way of dispatching multiple drivers per truck to operate multiple shifts in series is revolutionizing the trucking industry. Carriers who have switched to using the Relay app to book and dispatch drivers are seeing a significant increase in revenue, as they are now able to keep their trucks rolling 24/7 365 days a year. With 2-3 drivers per truck, carriers no longer have to worry about downtime, as there is always someone available to drive. As a result, **carriers are seeing an increase in revenue of up to 50% per truck** by using the Relay app to dispatch drivers to run multiple shifts. The Relay app is fast and easy, and it is changing the way the trucking industry does business.

3. Our powerful web/mobile app and technology.


RELAY
Our Technology / Underlying Magic
RELAY
Javier 25 Completed Relays
ASSIGN
Jesse 53 Completed Relays
ASSIGN
James 18 Completed Relays
ASSIGN
• Fully developed in-house with nearly a million lines of code and counting.
• On Demand real-time matches available drivers with the runs that need to be filled.
• Increases asset efficiency by taking into account a wide array of data points across a number of criteria to ensure trucks stay rolling 24/7.
• Optimizes for driver utilization based on their schedule, location, remaining HOS, skill level and other match criteria

Relay's tech allows drivers to enjoy freedom and flexibility while at the same time enabling carriers to operate their business at a much higher level of efficiency. By bridging the gap between the needs of individual drivers and carriers, our technology helps to increase the efficiency of the supply chain. By optimizing driver usage and minimizing truck downtime, our tech helps carriers to better utilize their assets and achieve their business goals.

In short, our technology is designed to help everyone involved in the supply chain succeed.

Whenever a carrier creates a need for a driver, our smart technology instantly matches an available Relay driver based on their schedule, location, remaining HOS, skill level, and many more data points that ensures the right driver for the right run are always matched and optimized.

Our Traction


RELAY
Traction & Projection
We tripled our revenue every year and are on track to do it again this year!
Exponential Growth in Relay's Yearly Revenue
Millions
$40
$35
$30
$25
$20
$15
$10
$5
$0
$35.5 M
$10.0 M
2019
2020
2021
2022 P
2023 P
Revenue
Relay's market fit and growth potential is undeniable
$6 M
Sales to Date
$10 M
ARR for 2022
10,000+
App Downloads
2,000+
Drivers
1,000+
Carriers
$100M
Revenue 2024
10

Forward looking projections cannot be guaranteed.

Relay is killing it!

Since we launched in 2019 we've been able to triple our revenue every year and we're on track to triple again this year.

We have **$6M in revenue** to date and are on track to do **$10M just this year alone. (not guaranteed)**

Relay is seeing lots of drivers who previously left the industry now returning to sign up and drive on our drivershare network.

We have the perfect market fit as we have over **10,000+ downloads** of our app with a **4.5 star rating** across the board. Google Relay On Demand reviews to read about all the awesomeness or check out this video.


Relay WeFunder Social Proof 2
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Relay
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We written and developed our own technology from the ground up with nearly a million lines of code and counting.

We are extremely proud of our accomplishments as a team. Despite being a startup, we have achieved a lot with very little funding. To date, we have raised just over $500k, but we are already nearly operating at a break-even point. How many startups do you know that could achieve that! We believe that this shows that we are a viable and sustainable business.

We are also proud to have built a strong and supportive community of 1,200+ investors from our last crowd investment round. Our community has been instrumental in our success, and we would not be where we are today without them.

By the way, for our previous crowd investors, we've tripled in revenue since your last investment. Thank you as we couldn't have done it without you.

Our Business Model


RELAY
Our Business Model
Our business model has proved to be capital efficient as we are nearly operating at a break-even point just one year after our last investment round.
1
Subscription Plans (Recurring) *
Carriers pay monthly subscriptions to join the network.
$
2
Network Transaction Fees
We also charge carriers 5- 25% on every run completed through the Relay Network.

Monthly subscription based with added transaction fees.

We charge carriers a monthly subscription to join the Relay Drivershare Network. In addition, we collect a network transaction fee for every run completed on Relay.

Relay processes all charges to carriers and payments to drivers.

Our business model has proved to be capital efficient as we are nearly operating at a break even point just one year after our last investment round.

Our Vision and Future




Our Vision & Future
The driver for the future of trucking
Relay's tech will sync with autonomous trucks to have a driver hop in the seat once they approach high-risk metropolitan areas to perform deliveries, reload, and then drive them back out to send them on their autonomous way on the open road.
Autonomous Driving
Relay Driver Takes Over
Autonomous Driving
"Low-Risk" Open Road
"High-risk" Metropolitan Areas
"Low-Risk" Open Road
We're already testing our tech & network with autonomous trucks in the US.
Immediate goal is to expand to create a nationwide network

Relay solves the huge complex problem of the driver shortage today, and it makes the supply chain more efficient, but we're not stopping there!

We see a future where trucks operate in a hybrid world of autonomous driving and humand drivers. You can look to industries like trains and planes that have already pioneered this future. Automouns trucks will take care of the low risk open road highway driving, while Relay's tech will sync with these trucks to have a driver hop in the seat once they approach high risk metropolitan areas to perform deliveries, reload, and then drive them back out send them on their autonomous way on the open road. This reality will be here fast as we are **already testing our Relay technology and driver network with autonomous trucks in multiple cities.**

Our immediate goal is to expand Relay into every major freight market in the US to solve the truck driver shortage problem today as we build the technology and network for how every truck moves tomorrow.

Why should you invest?

Relay is a proven technology that solves the key driver shortage in the massive trucking industry. We've demonstrated a strong market fit, continue to blow it out of the water with our growth, and have a strong team with the right vision to build this into a $1B company and beyond. (not guaranteed)

Just as important, you'll join us in improving the lives of millions of trucks drivers and small trucking owners as we revolutionize and build the future of trucking.


Relay on Demand Investors Micah and Christina
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Micah & Christina
Relay Investors
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Relay

Lastly, we have a community based goal that's synonomous with our vision to help improve the lives of everday truck drivers. Our bold goal is to grow Relay into a $1B+ company that it is funded by the people for the people, our community of drivers/carriers, and crowd investors (not guaranteed). We not only want to bring freedom and prosperity to drivers, but also to everyday people who believe in our vision and mission.

Please, join us by investing in the future of trucking.